UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2014 (the “supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Enterprise, Alabama

June 24, 2015

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
Assets
Cash	$—	$47,012
Investments, at fair value:
Participant directed:
Collective Trust Fund, United Security Bancshares, Inc. Stock	2,647,701	2,414,683
Mutual Funds	10,190,111	10,016,515

Total Investments, at fair value	12,837,812	12,431,198

Total Assets	12,837,812	12,478,210

Liabilities
Payable for investments purchased	—	47,012

Net assets available for benefits	$12,837,812	$12,431,198

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

2014
Additions to net assets attributed to:
Investments:
Interest and dividend income	$445,208
Net unrealized/realized appreciation in fair value of investments	664,807

Net investment gains	1,110,015

Contributions:
Employer	348,452
Participant	644,218
Rollover	339,685

Total contributions	1,332,355

Net additions	2,442,370

Deductions from net assets attributed to:
Benefit payments to participants	2,035,756

Net increase in net assets available for benefits	406,614

Net assets available for benefits at beginning of year	12,431,198

Net assets available for benefits at end of year	$12,837,812

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (the “Company,” the “Plan Sponsor” and the “Plan Administrator,” as applicable):

United Security Bancshares, Inc. (parent company)

First US Bank

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by the Company and its wholly-owned subsidiary, First US Bank (the “Bank”), through certain employees of the Company and the Bank.

Effective January 1, 2015, the Plan was converted from an employee stock ownership plan (with 401(k) provisions) to a 401(k) plan, and the name of the Plan was changed to “United Security Bancshares, Inc. 401(k) Plan.” In connection with the conversion, the employee stock ownership provisions were eliminated and replaced with allowances for investment in the Collective Trust Fund, United Security Bancshares, Inc. Stock (the “Collective Trust Fund”). Additionally, effective January 1, 2015, the Plan added age 59  1⁄2 in-service distribution provisions, as well as a provision that limits investment in the Collective Trust Fund to 20% of incoming contributions (measured at the time of investment).

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the year ended December 31, 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

Forfeitures

Participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for the purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or a dependent of the participant; paying unreimbursed medical expenses; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or installments or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis.

Investment Valuation

The Plan’s investments generally are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued.

NOTE 3. INVESTMENTS

The fair values of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013 were as follows:

	December 31,
	2014	2013
Collective Trust Fund, United Security Bancshares, Inc. Stock	$2,647,701	$2,414,683
Federated Prime Obligations Instl SVC	1,968,036	2,149,036
Federated MDT Stock Trust SS	1,462,665	1,381,995
Dreyfus S&P 500 Index Fund	1,266,434	1,064,747
American Funds Growth Fund of America R3	1,157,509	1,261,366
Principal Midcap Blend	692,903	654,403

For the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Collective Trust Fund, United Security Bancshares, Inc. Stock	$486,436
Mutual Funds	178,371

Total	$664,807

NOTE 4. FAIR VALUE MEASUREMENTS

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds: The fair value of mutual funds is at the quoted market prices in active markets.

Collective Trust Fund, United Security Bancshares, Inc. Stock: The Collective Trust Fund is valued at the net asset value as a practical expedient as reported by the sponsor of the fund. Participant-directed redemptions from this Collective Trust Fund generally can be made daily, subject to a Plan imposed 7-day minimum holding period on investments. There were no unfunded commitments as of December 31, 2014 and 2013. The Collective Trust Fund is comprised of United Security Bancshares, Inc. common stock, which is traded on the NASDAQ Capital Market, and cash.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$4,887,767	$—	$—	$4,887,767
Money Market Mutual Funds	1,968,036	—	—	1,968,036
Collective Trust Fund, United Security Bancshares, Inc. Stock	—	2,647,701	—	2,647,701
Mixed Allocation Mutual Funds	1,950,104	—	—	1,950,104
Bond Mutual Funds	1,068,675	—	—	1,068,675
International Equity Mutual Funds	315,529	—	—	315,529

Total	$10,190,111	$2,647,701	$—	$12,837,812

	Assets at Fair Value as of December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$4,601,103	$—	$—	$4,601,103
Money Market Mutual Funds	2,149,036	—	—	2,149,036
Collective Trust Fund, United Security Bancshares, Inc. Stock	—	2,414,683	—	2,414,683
Mixed Allocation Mutual Funds	1,727,480	—	—	1,727,480
Bond Mutual Funds	1,106,423	—	—	1,106,423
International Equity Mutual Funds	432,473	—	—	432,473

Total	$10,016,515	$2,414,683	$—	$12,431,198

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $21,399 for the year ended December 31, 2014. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are units of the United Security Bancshares, Inc. Stock Collective Trust Fund, which consists primarily of common stock issued by the Company. The Plan’s investment in the United Security Bancshares, Inc. Stock Collective Trust Fund was approximately $2.6 million and $2.4 million at December 31, 2014 and December 31, 2013, respectively. During the years ended December 31, 2014 and 2013, the Plan purchased 42,482 and 15,200 units of the United Security Bancshares, Inc. Stock Collective Trust Fund at a cost of $282,108 and $138,436, respectively. During the years ended December 31, 2014 and 2013, the Plan sold 79,540 and 18,500 units of the United Security Bancshares, Inc. Stock Collective Trust Fund for $526,675 and $94,757, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 6. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated May 4, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and the Company submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 24, 2015, the Plan Administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2011.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 21% and 19% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2014 and 2013, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration of risk regarding the stock performance of the Company.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk in that the funds are invested at the direction of a single fund manager. The individual funds that represented greater than 10% of the Plan’s net assets included the Federated Prime Obligations Instl SVC Fund and Federated MDT Stock Trust SS Fund at December 31, 2014, and the Federated Prime Obligations Instl SVC Fund, Federated MDT Stock Trust SS Fund and American Funds Growth Funds of America R3 at December 31, 2013.

NOTE 8. SUBSEQUENT EVENTS

As discussed more fully in Note 1, effective January 1, 2015, the Plan Sponsor converted the Plan to a 401(k) plan and changed the name of the Plan.

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2014

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Collective Trust Fund, United Security Bancshares, Inc. Stock	371,302 shares	**	$2,647,701
	Federated Prime Obligations Instl SVC	1,968,036 face	**	1,968,036
	Federated MDT Stock Trust SS	51,124 shares	**	1,462,665
	Dreyfus S&P 500 Index Fund	24,496 shares	**	1,266,434
	American Funds Growth Fund of America R3	27,547 shares	**	1,157,509
	Principal Midcap Blend	33,329 shares	**	692,903
	Federated Total Return Bond Instl SVC	56,897 shares	**	628,139
	MFS Aggressive Growth Allocation R4	24,997 shares	**	490,444
	MFS Growth Allocation Fund R4	23,015 shares	**	418,174
	Goldman Sachs Short Duration Govt A	36,532 shares	**	368,975
	MFS Moderate Allocations Fund Class R4	21,269 shares	**	351,580
	MSF Conservative Allocation R4	22,380 shares	**	326,752
	American Century Internatl Growth Fund A	26,034 shares	**	315,529
	Federated Equity Income-A	8,284 shares	**	197,660
	Goldman Sachs Large Cap Value A	6,277 shares	**	110,595
	Pimco Diversified Income Fund Class D	6,707 shares	**	71,562
	T. Rowe Price 2035 Retirement Fund Ad	4,199 shares	**	69,704
	T. Rowe Price Retirement 2010 Adv Cl	2,710 shares	**	47,852
	T. Rowe Price 2045 Retirement Fund Ad	2,786 shares	**	44,357
	T. Rowe Price 2055 Retirement Fund Advis	3,340 shares	**	44,249
	T. Rowe Price 2050 Retirement Fd Adv Cla	3,137 shares	**	41,757
	T. Rowe Price Retirement 2030 Adv Cl	1,702 shares	**	38,897
	T. Rowe Price Retirement 2020 Adv Cl	1,520 shares	**	31,300
	T. Rowe Price Retirement 2040 Adv Cl	1,092 shares	**	25,926
	T. Rowe Price Retirement 2025	894 shares	**	13,994
	T. Rowe Price Retirement 2015	269 shares	**	3,878
	T. Rowe Price Retirement Income	84 shares	**	1,240

				$12,837,812

*	Party-in-interest.
**	Cost not required, funds are participant directed.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
Employee Stock Ownership Plan (With 401(k) Provisions)
By:	/s/ Thomas S. Elley
Thomas S. Elley
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)
June 24, 2015

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm